UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

National Energy Services Reunited Corp.

(Name of Issuer)

ORDINARY SHARES, NO PAR VALUE

(Title of Class of Securities)s

G6375R107

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]    Rule 13d-1(b)

[  ]    Rule 13d-1(c)

[X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6375R107	Page 2 of 8 Pages

1.	Names of Reporting Persons NESR Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 5,730,425
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,730,425
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,730,425
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 20%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G6375R107	Page 3 of 8 Pages

1.	Names of Reporting Persons Sherif Foda
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Egypt

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,730,425
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,730,425

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,730,425
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 20%*
12.	Type of Reporting Person (See Instructions) IN

* Sherif Foda is a shareholder and director of NESR Holdings Ltd. Consequently, Mr. Foda may be deemed the beneficial owner of the shares held by NESR Holdings Ltd. and has shared voting and dispositive control over such shares.

CUSIP No. G6375R107	Page 4 of 8 Pages

1.	Names of Reporting Persons Thomas D. Wood
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,730,425
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,730,425

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,730,425
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 20%*
12.	Type of Reporting Person (See Instructions) IN

* Thomas D. Wood is a shareholder and director of NESR Holdings Ltd. Consequently, Mr. Wood may be deemed the beneficial owner of the shares held by NESR Holdings Ltd. and has shared voting and dispositive control over such shares.

Page 5 of 8 Pages

Item 1(a).	Name of Issuer:

National Energy Services Reunited Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

777 Post Oak Blvd., Suite 730 Houston, Texas 77056

Item 2(a).	Names of Persons Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	NESR Holdings Ltd.

(ii)	Sherif Foda

(iii)	Thomas D. Wood

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business and principal office of NESR Holdings Ltd. is 171 Main Street, Road Town, Tortola, British Virgin Islands.

The address of the principal business office of Sherif Foda and Thomas D. Wood is 777 Post Oak Blvd., Suite 730, Houston, Texas 77056.

Item 2(c).	Citizenship:

(i)	NESR Holdings Ltd. is a British Virgin Islands company.

(ii)	Sherif Foda is a citizen of Egypt.

(ii)	Thomas D. Wood is a citizen of Canada.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, no par value per share.

Item 2(e).	CUSIP Number:

G6375R107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

[ ]	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

[ ]	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

[ ]	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

[ ]	(d) Investment company registered under Section 8 of the Investment Company Act.

Page 6 of 8 Pages

[ ]	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

[ ]	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

[ ]	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

[ ]	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

[ ]	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

[ ]	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.

Ownership.

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

The reporting persons own an aggregate of 5,730,425 ordinary shares of the Issuer, representing 20% of the total ordinary shares issued and outstanding. Each reporting person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such reporting person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not Applicable

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2018

NESR HOLDINGS LTD., a British Virgin Islands company

By:	/s/ Sherif Foda
Name:	Sherif Foda
Title:	Director

/s/ Sherif Foda
Sherif Foda

/s/ Thomas D. Wood
Thomas D. Wood

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)